Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: February 1, 2021

PlayStudios going public through merger with Jim Murren-led firm

Las Vegas Review-Journal

By Bailey Schulz

February 1, 2021

Las Vegas-based mobile gaming company PlayStudios is set to go public with the help of former MGM Resorts International CEO Jim Murren.

The Andrew Pascal-led company plans to merge with Acies Acquisition Corp., a publicly traded blank-check company chaired by Murren. The transaction values PlayStudios — known for its loyalty program with real-world awards — at roughly $1.1 billion, according to a Monday news release.

“What I was really hoping for when we created (Acies) was to find a situation where we could bring value to a great business,” Murren told the Review-Journal. “We can do that here. We can provide value given our M&A (merger and acquisition) experience and our contacts, to help Andrew (Pascal) and his team grow his business.”

New products, new game genres

The combined company is set to be listed on the Nasdaq market under PlayStudio’s name and the ticker symbol MYPS. Founder, Chairman and CEO Pascal will continue to lead the combined company with his current management team.

The transaction is expected to close in the second quarter.

PlayStudios develops free-to-play casual games for mobile and social platforms. Its loyalty program, playAWARDS, lets users earn real-world rewards such as hotel-casino rooms, travel packages and show tickets from its partners and different entertainment, retail, travel, leisure and gaming brands. Partners include MGM, Wolfgang Puck Fine Dining Group, Cirque du Soleil and Allegiant Air.

So far, players have purchased rewards worth nearly $500 million, according to the release.

“From our inception, we set out to create wonderfully compelling games that were free-to-play and offered real-world rewards,” Pascal said in the release. “We’ve now demonstrated the positive, long-term impact of this value proposition with our current portfolio of apps, and we’re poised to carry that success into new products and new game genres.”

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Murren said the post-merger goal is to “super-charge” PlayStudios’ growth by expanding its rewards program into new categories like sports entertainment. The company is also set to focus on acquisition opportunities and explore the option of openings its playAWARDS platform under a loyalty-as-a-service model.

“We hope to be a resource to Andrew (Pascal), to help run down, vet, validate, underwrite potential acquisition targets for PlayStudios,” he said. “When I embarked upon this SPAC, I couldn’t have dreamed it could have resulted in partnership that would yield a Nevada-based business that’s going to grow to the benefit of our community. It just makes me feel really warm inside.”

SPACs’ popularity

Pascal and Murren have known one another more than 25 years. Both have been involved with Las Vegas-based casino operating companies, with Pascal formerly working for Wynn Resorts Ltd., a company co-founded by his aunt, Elaine Wynn. Pascal has previously described Murren as a mentor and friend.

Pascal teamed up with Murren, the chair of Nevada COVID-19 Response, Relief and Recovery Task Force, last year to help roll out the state’s COVID Trace app. The two are also neighbors in The Ridges, an upscale neighborhood in the far west Las Vegas Valley.

The pair are united once again through Murren’s blank-check corporation, a type of company that has been picking up steam in recent years.

Murren said he was looking to merge his SPAC with a dynamic, rapidly-growing company that has carved out a particular expertise in its field.

“My duty … is to find a situation that will create long-term shareholder value,” Murren said. “The way to achieve that that is to find the right management team operating the right business in the right industry, and we have accomplished that in spades here.”

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Blank-check companies like Acies have no commercial operations. These entities — also referred to as special purpose acquisition companies, or SPACs — are formed solely to raise money through an initial public offering and merge with existing, operating companies.

This style of merger gives private operating companies a fast pass through the IPO process and offers the SPAC founders a stake in the newly acquired business.

Pascal said PlayStudios started looking into SPACs as a vehicle to go public back in the summer, and he called the deal with Murren’s company “serendipitous.”

“We felt like we had built out our business organically, and now we’re in the position to position ourselves to find companies we can acquire and … accelerate our growth,” Pascal said. “It just became really clear that their skill set and experience (at Acies) was a perfect compliment to our own.”

Along with Murren, Acies’ management team includes former Morgan Stanley managing directors Dan Fettersand Edward King as Co-Chief Executive Officers.

SPAC mergers have been a trend in the gaming space in recent months. Tilman Fertitta, owner of the Golden Nugget brand and Landry’s Inc., announced plans Monday to take their parent company public via a SPAC merger. Las Vegas-based Affinity Gaming announced last month that it is looking for acquisition opportunities through a SPAC, and Vegas Golden Knights owner Bill Foley has a blank-check company that announced plans in December to merge with an online payments processing firm tied to big-name casino companies.

Going public

Boards of directors of Acies and PlayStudios have unanimously approved the transaction. The deal still needs approval from Acies stockholders and is subject to other closing conditions, including regulatory approvals.

The transaction includes at least 89.1 million shares of Acies stock and up to $150 million in cash. The combined company is expected to have about $290 million of cash.

After the deal closes, PlayStudios’ existing shareholders are set to own 64 percent of the combined company. Acies sponsors would own 3 percent, public stockholders 15 percent and participants in a $250 million private investment in public equity — which include MGM, BlackRock, ClearBridge Investments, and Neuberger Berman Funds — are expected to own 18 percent.

Executives will discuss more details during an investor call scheduled for 5:30 a.m. Tuesday.

Acies shares closed up 4 percent Monday to $11.41 on the Nasdaq.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus is sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.

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